Eurasian Minerals Inc.

MANAGEMENT INFORMATION CIRCULAR

(As at July 20, 2011 and in Canadian dollars, except where indicated)

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Eurasian Minerals Inc. (the “Corporation”) of proxies (“Proxies” and which term includes ‘VIFs’, as defined below under ‘Advice to Beneficial Shareholders’) from the holders of common shares without par value of the Corporation (“Common Shares”) in respect of the annual general meeting of shareholders (the “Meeting”) to be held at the time and place and for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).

Although it is expected that the solicitation of Proxies will be primarily by mail, Proxies may also be solicited personally or by telephone, facsimile or other solicitation services. In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to forward the Notice of Meeting, this Circular and other materials to the beneficial owners of the Common Shares held of record by such parties. The Corporation may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of Proxies will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDERS
AND COMPLETION AND REVOCATION OF PROXIES

The persons named (the “Management Designees”) in the enclosed Proxy have been selected by the board of directors of the Corporation (the “Board”) and have agreed to represent as ‘Proxyholder’ the shareholders appointing them.

A shareholder has the right to designate a person (whom need not be a shareholder) other than the Management Designees as their Proxyholder to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper form of Proxy and delivering the same to the transfer agent of the Corporation. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as Proxyholder and provide instructions on how their Common Shares are to be voted. The nominee should bring personal identification with them to the Meeting.

To be valid, the Proxy must be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Proxy). The Proxy must then be delivered to the Corporation’s transfer agent, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada, at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Proxies received after that time may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion, and the Chairman is under no obligation to accept or reject late Proxies.

A Proxy may be revoked by a shareholder personally attending at the Meeting and voting their Common Shares. A shareholder may also revoke their Proxy in respect of any matter upon which a vote has not already been cast pursuant to the authority conferred by the Proxy. A Proxy may also be revoked by depositing an instrument in writing executed by the shareholder or by their authorized attorney in writing, or, if the shareholder is a company, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the transfer agent at the foregoing address or the registered office of the Corporation at Northwest Law Group (attn: Michael F. Provenzano), Suite 950, 650 West Georgia Street, Box 11587, Vancouver, British Columbia V6B 4N8, Canada, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the Proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many shareholders do not hold Common Shares in their own name.

Shareholders holding Common Shares through brokers, intermediaries, trustees or other parties, or otherwise not holding their Common Shares in their own name (“Beneficial Shareholders”) should note that only Proxies deposited by shareholders appearing on the records maintained by the Corporation’s transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares, in all likelihood, will not be registered in the shareholder’s name. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form requesting such voting instructions (a “VIF”) supplied to the Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Proxy provided directly to the registered shareholders by the Corporation, however, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.

Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge in Canada. Broadridge typically prepares a machine-readable VIF, mails the VIFs to Beneficial Shareholders with a request to return the VIFs to Broadridge (by way of mail, the Internet or telephone). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of their stockbroker, the Beneficial Shareholder may attend the Meeting as Proxyholder for the stockbroker and indirectly vote the shares in that capacity. A Beneficial Shareholder wishing to attend the Meeting and indirectly vote their Common Shares, must enter their own name in the blank space on the VIF and return it to Broadridge or other third party in accordance with the instructions on the VIF well in advance of the Meeting. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each registered shareholder and each Proxyholder (representing a registered shareholder or Beneficial Shareholder) having one vote, unless a poll is required (if the number of Common Shares represented by Proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each Common Share held or represented, respectively. Each shareholder may instruct their Proxyholder how to vote their Common Shares by completing the blanks on the Proxy. All Common Shares represented at the Meeting by properly executed Proxies will be voted or withheld from voting when a poll is required or requested and, where a choice with respect to any matter to be acted upon has been specified in the form of Proxy, the Common Shares represented by the Proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the Proxy, the Management Designees, if named as Proxyholder, will vote in favour of the matters set out therein.

The enclosed Proxy confers discretionary authority upon the Management Designees, or other person named as Proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters come before the Meeting, then the Management Designees intend to vote in accordance with the recommendations of the Board.

In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66-2/3% of the votes cast will be required.

QUORUM

The Articles of the Corporation provide that quorum for the transaction of business at any meeting of shareholders shall be two shareholders present in person or represented by Proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares, which are the only shares entitled to be voted at the Meeting. As at July 15, 2011 (the “Record Date”), the Corporation had 51,438,568 Common Shares issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Corporation, no one beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation as at the Record Date except as indicated below:

Name	Number of Common Shares Owned or Controlled at the Record Date	Percent of Outstanding Common Shares
Sprott Inc. (1)	6,734,551	13.09%
Newmont Mining Corporation (2)	5,200,000	10.11%

(1)	Publicly traded on the Toronto Stock Exchange.
(2)	Publicly traded on the New York Stock Exchange.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation’s last completed financial year (which ended March 31, 2011) and, since the Corporation has subsidiaries, is prepared on a consolidated basis.

Named Executive Officers

For the purposes of this Circular, a Named Executive Officer (“NEO”) means each of the following individuals:

(a)	the chief executive officer (“CEO”) of the Corporation;
(b)	the chief financial officer (“CFO”) of the Corporation; and
(c)

each of the Corporation’s three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, at the end of, or during, the most recently completed financial year if their individual total compensation was more than $150,000 for that financial year.

Compensation Discussion and Analysis

The Compensation Committee of the Board is responsible for ensuring that the Corporation has appropriate procedures for executive compensation and making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The Compensation Committee mandate is to ensure that total compensation paid to all NEOs is fair and reasonable and is consistent with the Corporation’s compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors and officers, stock options grants to the directors, officers, employees and consultants pursuant to the Corporation’s Stock Option Plan (the “Option Plan”) and issuances of Common Shares to directors and officers.

The Compensation Committee is currently comprised of Brian Bayley (Chairman), Michael Winn, and George Lim. The board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

Philosophy

The philosophy used by the Compensation Committee in determining compensation is that the compensation should (i) assist the Corporation in attracting and retaining key individuals (ii) align the interests of executives with those of the shareholders, (iii) reflect the executive’s performance, expertise, responsibilities and length of service to the Corporation, and (iv) reflect the Corporation’s current state of development, performance and financial status.

Compensation Components

The compensation of the NEOs, is comprised primarily of (i) base salary; (ii) annual incentives in the form of bonuses; and (iii) long-term incentives in the form of common share grants and stock options granted in accordance with the Option Plan.

In establishing levels of compensation, granting stock options and common share grant awards, the comparable levels of remuneration paid to executives of other companies of comparable size and development within the mining exploration and development industry are considered. During the last financial year, the Compensation Committee conducted a survey and reviewed approximately 23 junior mining companies with market capitalizations ranging from $20 million to $400 million. In addition, stock options already held by NEOs are considered in granting new options. The Corporation also purchased market salary surveys from PricewaterhouseCoopers Consulting and retained an outside consultant to assist in the compensation analysis.

The Compensation Committee also relies on the experience of its members as officers and directors at other companies in similar lines of business as the Corporation in assessing compensation levels. These other companies are identified under the heading “Disclosure of Corporate Governance Practices – Directorships” of this Circular. The purpose of this process is to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;
  identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and
  establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

To date, no specific formulas have been developed to assign a specific weighting to each of these components. Instead, the board considers the Corporation’s performance and assigns compensation based on this assessment and the recommendations of the Compensation Committee.

Base Salary

The Compensation Committee and the Board approve the salary ranges for the NEOs. The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Compensation Committee, using this information, together with budgetary guidelines and other internally and externally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.

Annual Incentives (Bonuses)

Annual incentives are made by way of cash bonuses and the issuance of Common Shares based, in part, on the Corporation’s success in reaching it objectives and in part on individual performance and extraordinary effort and achievement. Also, the Corporation utilizes bonuses to encourage retention of its technical staff during periods of increased industry competition for its executive officers and other employees.

The stock grant award is designed to encourage share ownership and entrepreneurship on the part of the Board, senior management and other employees. The Compensation Committee believes that the stock grant awards aligns the interests of the NEOs’ with the interests of shareholders by linking a component of executive compensation to the longer term performance of the Common Shares.

The Board, together with the Compensation Committee, reviews corporate performance factors and objectives during the year. In fiscal 2011, the principal objectives included:

  a new discovery of material mineralization in one or more of the Corporation’s properties;
  increasing investor interest in the Corporation;
  increasing market capitalization and the Corporation’s working capital; and
  maximizing shareholder value through joint venture agreements, royalty agreements and the sales of assets.

The success of the NEOs’ contributions to the Corporation in reaching its overall goals is a factor in the determination of their annual incentive. The Compensation Committee assesses each NEO’s performance on the basis of his or her respective contribution to the achievement of corporate goals as well as to needs of the Corporation that arise on a day to day basis. This assessment is used by the Compensation Committee in developing its recommendations to the Board with respect to the determination of annual incentives for the NEOs.

Long-Term Incentives (Stock Options)

Options are generally granted on an annual basis subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the black-out period. All options granted to NEOs are recommended by the Compensation Committee and approved by the Board. In monitoring stock option grants, the Compensation Committee takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value.

In addition to determining the number of Common Shares issuable under options granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations:

  the exercise price for each option granted;
  the date on which each option is granted;
  the vesting terms for each stock option; and
  the other materials terms and conditions of each stock option grant.

The Compensation Committee makes these determinations subject to, and in accordance with, the provision of the Option Plan.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the three most recently completed financial years.

Name and principal position	Year Ended March 31	Salary ($)	Share- based awards (1) ($)	Option- based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual incentive plans ($)	Long term incentive plans ($)
David M. Cole President & CEO	2011 2010 2009	290,320 203,896 198,108	186,000 Nil 194,400	238,880(2) Nil 43,872(3)	191,287(4) 188,608 (5) 30,762	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	903,787 392,504 467,142
Christina Cepeliauskas(6)(7) CFO	2011 2010 2009	90,846 85,050 65,000	Nil Nil Nil	89,580(2) Nil 45,700(3)	10,500(4) 10,500(5) 2,813	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	190,926 95,550 113,513
David L. Miles(5) Former CFO	2009	21,176	Nil	Nil	1,250	Nil	Nil	Nil	22,426
Paul Zink(8) President, Eurasian Capital	2011	185,000	Nil	119,255(2)	Nil	Nil	Nil	Nil	302,279

(1)

The “grant date fair value” of share based awards granted during the year was determined by using the closing market price of Common Shares on the date of grant. The share based awards will be issued in equal instalments over a five year period beginning 12 months after the date of grant.

(2)

The “grant date fair value” of options granted during the year determined by using the Black-Scholes model, as described below, and the following weighted average assumptions: stock price - $2.18, exercise price - $2.18, an option life of 5 years, a risk-free interest rate of 2.8% and a volatility of 62.36%. Please see the table under “Incentive Plan Awards” for the ‘in- the-money’ value of these options on March 31, 2011.

(3)

The “grant date fair value” of options granted during the year determined by using the Black-Scholes model, as described below, and the following assumptions: stock price - $1.00, exercise price - $1.00, an option life of 5 years, a risk-free interest rate of 2.98% and a volatility of 60%.

(4)	These amounts represent discretionary cash bonuses related to 2010 which were not recognized, accrued or paid until 2011.
(5)	These amounts represent discretionary cash bonuses related to 2009 which were not recognized, accrued or paid until 2010.
(6)

Ms. Cepeliauskas was appointed CFO of the Corporation on September 18, 2008 in place of Mr. Miles. Pursuant to a Management Services Agreement between the Corporation and Seabord Services Corp., Ms. Cepeliauskas’ remuneration is paid by Seabord. See “Management Contracts” for a description of the material terms of the Management Services

Agreement.
(7)

Since the Corporation’s CFO is employed Seabord, the amounts disclosed include any compensation paid by the management company for CFO services rendered to the Corporation. Such compensation has been attributed to the Corporation on the basis of the work commitments to the Corporation.

(8)	Mr. Zink was appointed President of Eurasian Capital on July 1, 2010.

The Corporation has calculated the “grant date fair value” of options granted during the year shown in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from simple “in-the-money” value calculations. Stock options that are well “out-of-the-money” can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each NEO reported in the other columns. The value of the in-the-money options currently held by each NEO (based on share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the “Outstanding Share-Based and Option-based Awards” table below.

See “Employment and Consulting Agreements” for a description of the material terms of the employment and consulting agreements with the NEOs.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards held by NEOs

The following table sets out, for each NEO, the incentive stock options to purchase Common Shares (option-based awards) held as of March 31, 2011. The closing price of the Common Shares on the TSX Venture Exchange on March 31, 2011 was $3.45.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised ‘in-the-money’ options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David M. Cole CEO	200,000	2.18	5/7/2015	254,000	0	0
	96,000	1.00	9/18/2013	235,200	0	0
	200,000	1.81	6/21/2012	328,000	0	0
	75,000	1.35	5/10/2012	157,500	0	0
	200,000	1.20	5/1/2011	450,000	0	0
Christina Cepeliauskas CFO	75,000	2.18	5/7/2015	95,250	0	0
	40,000	1.00	9/18/2013	98,000	0	0
Paul Zink President, Eurasian Capital	50,000	2.21	9/2/15	62,000	0	0
	50,000	2.18	5/7/2015	63,500	0	0

Value of Share-Based and Option-Based Awards Vested or Earned During the Year by NEOs

The following table sets forth, for each NEO, the values of all incentive plan awards which vested or were earned during the year ended March 31, 2011.

Name	Value vested during the year
	Option-based awards ($)	Share-based awards ($)	Non-equity incentive plan compensation awards ($)
David M. Cole CEO	253,504	186,000	285,000
Christina Cepeliauskas CFO	104,813	0	10,000
Paul Zink President, Eurasian Minerals	119,255	0	0

Option-based Awards Exercised During the Year by NEOs

The following table sets forth the particulars of option-based awards exercised during the Corporation’s last completed financial year by the NEOs.

Name	Securities Acquired on Exercise (#)	Exercise Price ($)	Date of Exercise (m/d/y)	Aggregate Value Realized ($)
David M. Cole CEO	0	N/A	N/A	0
Christina Cepeliauskas CFO	20,000	1.00	12/23/2010	49,000
Paul Zink President, Eurasian Capital	0	N/A	N/A	0

Option-based Awards Granted During the Year to NEOs

The following table sets forth the particulars of option-based awards granted during the Corporation’s last completed financial year to the NEOs.

Name	Date of Grant (m/d/y)	Number of Option-Based Awards Granted	Exercise Price ($)	Expiry Date (m/d/y)
David M. Cole CEO	5/7/2010	200,000	2.18	5/7/2015
Christina Cepeliauskas CFO	5/7/2015	75,000	2.18	5/7/2015
Paul Zink President, Eurasian Capital	9/2/2010 5/7/2010	50,000 50,000	2.21 2.18	9/2/2015 5/7/2015

Option-based Awards Vested During the Year to NEOs

The following table sets forth the particulars of option-based awards that vested during the Corporation’s last completed financial year to the NEOs.

Name	Date of Grant (m/d/y)	Date Vested (m/d/y)	Number of Option-Based Awards Vested (1)	Exercise Price ($)
David M. Cole CEO	9/18/2008	9/18/2010	32,000	1.00
Christina Cepeliauskas CFO	9/18/2008	9/18/2010	33,333	1.00

Name	Date of Grant (m/d/y)	Date Vested (m/d/y)	Number of Option-Based Awards Vested (1)	Exercise Price ($)
Paul Zink President, Eurasian Capital	N/A	N/A	0	N/A

(1)	These option-based awards are subject to vesting such that one-third vested on the date of the grant and a further one-third on the first and second anniversaries of the date of grant.

Employment and Consulting Agreements

Chief Executive Officer

The Corporation entered into an employment agreement with David M. Cole, President and CEO of the Corporation effective October 1, 2010. Under the agreement, Mr. Cole receives an annual salary of US$350,000 and an allowance of US$1,250 per month to cover office expenses. For that portion of the 2011 fiscal year preceding the new agreement, he received a monthly salary of US$23,750 and an allowance of US$1,250 per month to cover office expenses. The agreement may be terminated by the Corporation without reason by providing written notice and a lump sum payment equal to twelve (12) monthly instalments of the Mr. Cole’s compensation and benefits. Mr. Cole may terminate the agreement for any reason upon two (2) months notice to the Corporation and will be entitled to a payment of salary and expenses until the date two (2) months after notice is given.

If Mr. Cole’s agreement is terminated or his duties and responsibilities are materially changed within twelve (12) months following a change in control of the Corporation, Mr. Cole is entitled to receive a lump sum payment equal to twelve (12) monthly instalments of his compensation and benefits.

President, Eurasian Capital

The Corporation has also entered into an employment agreement with Paul Zink, President of Eurasian Capital. Under the agreement, Mr. Zink receives an annual salary of US$185,000. The agreement may be terminated by the Corporation without reason by providing written notice and a lump sum payment equal to twelve (12) monthly instalments of the Mr. Zink’s compensation and benefits. Mr. Zink may terminate the agreement for any reason upon one (1) month notice to the Corporation and will be entitled to a payment of salary and expenses until the date one (1) months after notice is given.

If Mr. Zink’s agreement is terminated or his duties and responsibilities are materially changed within twelve (12) months following a change in control of the Corporation, Mr. Zink is entitled to receive a lump sum payment equal to twelve (12) monthly instalments of his compensation and benefits.

Other Executive Officers

The Corporation has not entered into another employment or consulting contracts with its other executive officers.

Pension Plan Benefits

The Corporation does not have a pension plan or deferred compensation plan.

Termination and Change of Control Benefits

Other than described above under ‘Employment and Consulting Agreements’, the Corporation does not have written contracts with any of its NEOs respecting the resignation, retirement or other termination of employment resulting from a change of control.

Director Compensation

The following table describes director compensation for directors (other than the Named Executive Officers) for the year ended March 31, 2011.

Name	Fees (1) earned ($)	Share-based awards ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)
Brian E. Bayley	24,000	0	89,580	0	0	0	113,500
Michael D. Winn	24,000	85,200	119,440	0	0	0	228,640
George K. C. Lim	24,000	0	89,580	0	0	0	113,500
M. Stephen Enders	101,701(3)	170,400	119,440	0	0	0	391,541
Brian K. Levet(4)	0	0	237,900	0	0	0	237,900

(1)	Compensation paid as director fees.
(2)

The stock option benefit is the grant date fair value using the Black-Scholes option pricing model using the following weighted average assumptions: stock price - $2.40, exercise price - $2.40, an option life of 5 years, a risk-free interest rate of 2.67% and a volatility of 62.4%.

(3)	Compensation paid to Renaissance Resource Partners, a private company controlled by Mr. Enders, for consulting fees.
(4)	Mr. Levet was appointed as a director of the Corporation on March 18, 2011.

The Corporation has calculated the “grant date fair value” of options granted during the year shown in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from simple “in-the-money” value calculations. Stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each director reported in other columns. The value of the in-the-money options currently held by each director (based on share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the “Outstanding Share-Based and Option-Based Awards” table below.

Outstanding Share-based and Option-based Awards held by Directors

The following table sets out, for each independent director, the incentive stock options (option-based awards) to purchase Common Shares held as of March 31, 2011. The closing price of the Corporation’s shares on the TSX Venture Exchange on March 31, 2011 was $3.45.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Brian E. Bayley	75,000	2.18	5/7/2015	95,250	0	0
	47,000	1.00	18/9/2013	115,150	0	0
	25,000	1.35	5/10/2012	52,500	0	0
Michael D. Winn	100,000	2.18	5/7/2015	127,000	0	0
	47,000	1.00	18/9/2013	115,150	0	0
	25,000	1.35	5/10/2012	52,500	0	0
George K. C. Lim	75,000	2.18	5/7/2015	95,250	0	0
	25,000	1.00	18/9/2013	61,250	0	0
M. Stephen Enders	100,000	2.18	5/7/2015	127,000	0	0
	95,000	1.20	5/22/2014	213,750	0	0
Brian K. Levet	150,000	2.91	5/21/2016	81,000	0	0

Schedule of Director Fees

The fees payable to the independent directors of the Corporation for their services as director of the Board are as follows:

Annual Retainer ($)	Meeting Stipend ($)	Per diem fees ($)
24,000	Nil	Nil

Value of Share-Based and Option-Based Awards Vested or Earned During the Year by Directors

The following table sets forth, for each director, the values of all incentive plan awards which vested or were earned during the year ended March 31, 2011.

Name	Value vested during the year		Value earned during the year
	Option-based awards ($)	Share-based awards ($)	Non-equity incentive plan compensation ($)
Brian E. Bayley	Nil	0	0

Name	Value vested during the year		Value earned during the year
	Option-based awards ($)	Share-based awards ($)	Non-equity incentive plan compensation ($)
Michael D. Winn	Nil	0	0
George K. C. Lim	Nil	0	0
M. Stephen Enders	Nil	0	0
Brian K. Levet	Nil	0	0

Option-based Awards Exercised During the Year by Directors

The following table sets forth the particulars of option-based awards exercised during the Corporation’s last completed financial year by the directors.

Name	Securities Acquired on Exercise (#)	Exercise Price ($)	Date of Exercise (m/d/y)	Aggregate Value Realized ($)
Brian E. Bayley	0	N/A	N/A	0
Michael D. Winn	0	N/A	N/A	0
George K.C. Lim	20,000	1.00	6/12/2010	46,200
M. Stephen Enders	5,000	1.20	3/30/2011	10,250
Brian K. Levet	0	N/A	N/A	0

Option-based Awards Granted During the Year to Directors

The following table sets forth the particulars of option-based awards granted during the Corporation’s last completed financial year to the directors.

Name	Date of Grant (m/d/y)	Number of Option-Based Awards Granted	Exercise Price ($)	Expiry Date (m/d/y)
Brian E. Bayley	5/7/2010	75,000	2.18	5/7/2015
Michael D. Winn	5/7/2010	100,000	2.18	5/7/2015
George K. C. Lim	5/7/2010	75,000	2.18	5/7/2015
M. Stephen Enders	5/7/2010	100,000	2.18	5/7/2015
Brian K. Levet	3/21/2011	150,000	2.91	3/21/2016

Option-based Awards Vested During the Year to Directors

The following table sets forth the particulars of option-based awards that vested during the Corporation’s last completed financial year to the directors.

Name	Date of Grant (m/d/y)	Date Vested (m/d/y)	Number of Option-Based Awards Vested	Exercise Price
Brian E. Bayley	N/A	N/A	N/A	N/A
Michael D. Winn	N/A	N/A	N/A	N/A
George K. C. Lim	N/A	N/A	0	N/A
M. Stephen Enders	N/A	N/A	N/A	N/A
Brian K. Levet	N/A	N/A	N/A	N/A

Management Contracts

Pursuant to a management service agreement dated January 1, 2009, as amended, between the Corporation and Seabord Services Corp. of Suite 501, 543 Granville Street, Vancouver, British Columbia, the Corporation pays $26,400 per month to Seabord in consideration of Seabord providing the services of the CFO and Corporate Secretary and office, reception, secretarial, accounting and corporate records services to the Corporation.

Seabord is a private company wholly-owned by Michael D. Winn, a director of the Corporation.

Stock Option Plan

The purpose of the Option Plan is to attract and motivate the directors, officers and employees of the Corporation (and any of its subsidiaries), employees of any management corporation and consultants to the Corporation (collectively the “Optionees”) and thereby advance the Corporation’s interests by providing them an opportunity to acquire an equity interest in the Corporation through the exercise of stock options granted to them under the Option Plan.

Pursuant to the Option Plan, the Board may grant options to Optionees in consideration of them providing their services to the Corporation or a subsidiary. The number of Common Shares subject to each option is determined by the Board within the guidelines established by the Option Plan. The options enable the Optionees to purchase Common Shares at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Corporation notice and payment of the exercise price for the number of Common Shares to be acquired.

The Option Plan authorizes the Board to grant stock options to the Optionees on the following terms:

1.	The number of Common Shares subject to issuance pursuant to outstanding options, in the aggregate, cannot exceed 10% of the outstanding Common Shares.

2.

The number of Common Shares subject to issuance upon the exercise of options granted under the Option Plan by one Optionee or all Optionees providing investor relations services is subject to the following limitations

	(a)	no Optionee can be granted options during a 12 month period to purchase more than

		(i)	5% of the issued Common Shares unless disinterested shareholder approval has been obtained (such approval has not been sought), or

(ii)	2% of the issued Common Shares, if the Optionee is a consultant, and

(b)	the aggregate number of Common Shares subject to options held by all Optionees providing investor relations services cannot exceed 2% in the aggregate.

3.

Unless the Option Plan has been approved by disinterested shareholders (such approval has not been obtained), options granted under the Option Plan, together with all of the Corporation’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of its Common Shares, shall not result, at any time, in

	(a)	the number of Common Shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding Common Shares at the time of granting,

	(b)	the grant to insiders, within a one year period, of options to purchase that number of Common Shares exceeding 10% of the outstanding Common Shares, or

	(c)	the issuance to any one insider and such insider’s associates, within a one year period, of

Common Shares totalling in excess of 5% of the outstanding Common Shares.

4.

The exercise price of the options cannot be set at less than the greater of $0.10 per share and the closing trading price of the Common Shares on the day before the granting of the stock options. If the Optionee is subject to the tax laws of the United States of America and owns (determined in accordance with such laws) greater than 10% of the Common Shares, the exercise price shall be at least 110% of the price established as aforesaid.

5.	The options may be exercisable for up to ten years.

6.

There are not any vesting requirements unless the Optionee is a consultant providing investor relations services to the Corporation, in which case the options must vest over at least 12 months with no more than one-quarter vesting in any three month period. However, the Board may impose additional vesting requirements and, subject to obtaining any required approval from the Exchange, may authorize all unvested options to vest immediately. If there is a potential ‘change of control’ of the Corporation due to a take-over of the Corporation or a similar event, all unvested options, subject to obtaining any required approval from the Exchange, shall vest immediately.

7.

The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Corporation or any subsidiary or is an employee of the Corporation’s management corporation and within a period thereafter not exceeding the earlier of:

	(a)	the original expiry date;

(b)

90 days after ceasing to be a director, officer or employee of, or consultant at the request of the Board or for the benefit of another director or officer to, the Corporation unless the Optionee is subject to the tax laws of the United States of America, in which case the option will terminate on the earlier of the 90th day and the third month after the Optionee ceased to be an officer or employee; and

	(c)	if the Optionee dies, within one year from the Optionee’s death.

If the Optionee is terminated ‘for cause’, involuntarily removed or resigns (other than at the request of the Board or for the benefit of another director or officer) from any such positions, the option will terminate concurrently.

8.

The options are not assignable except to a wholly-owned holding company. If the option qualifies as an ‘incentive stock option’ under the United States Internal Revenue Code, the option is not assignable to a holding company.

9.	No financial assistance is available to Optionees under the Option Plan.

10.

Any amendments to outstanding stock options are subject to the approval of the TSX Venture Exchange and, if required by the Exchange or the Option Plan, of the shareholders of the Corporation, possibly with only ‘disinterested shareholders’ being entitled to vote. Disinterested shareholder approval must be obtained for the amendment of options held by insiders involving the reduction of the exercise price of options (including the cancellation and re-issuance of options so as to effectively reduce the exercise price).

11.

Any amendments to the Option Plan are subject to the approval of the TSX Venture Exchange and, if required by the Exchange or the Option Plan, of the shareholders of the Corporation, possibly with only ‘disinterested shareholders’ being entitled to vote.

No options have been granted under the Option Plan which are subject to shareholder approval.

The Option Plan does not permit stock options to be transformed into stock appreciation rights.

Repricing of Stock Options

The Corporation did not make any downward repricing of stock options or stock appreciation rights during the year.

Stock Grant Program

The Board has established the creation of an Incentive Stock Grant Program (the “Stock Grant Program”) for the benefit of the officers and directors of the Corporation. The purpose of the Stock Grant Program is twofold. Firstly, to reward and provide an incentive to such persons for the ongoing efforts towards the continuing successes and goals of the Corporation as many of its successes directly result from their very significant efforts. Secondly, the Stock Grant Program seeks to provide such persons with a long term incentive to remain with the Corporation.

The Stock Grant Program provides that, following approval of two independent members of the Compensation Committee, up to 300,000 Common Shares may be awarded in each year. The Common Shares awarded will vest and be issued in three separate tranches over a two year period – on the date of grant, and on the first and second anniversaries of the grant. Any of the 300,000 Common Shares not awarded in one year cannot be rolled over or awarded in subsequent years. If the recipient ceases to be a director or officer of the Corporation before the relevant anniversary, he or she will not be entitled to receive any further Common Shares under the Stock Grant Program, including Common Shares previously awarded for issuance on such anniversary (with the exception of historical stock grants to Mr. Michael Winn).

The actual number of Common Shares awarded in each year is that number recommended and approved by the independent members of the Compensation Committee or independent directors of the Corporation.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Policy 58-101 Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Corporation to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

The Board of Directors

The Board has responsibilities for the stewardship of the Corporation including responsibility for strategic planning, identification of the principal risks of the Corporation’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation’s internal control and management information systems.

The Board sets long term goals and objectives for the Corporation and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the day-to-day affairs of the Corporation to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business. The Board is responsible for protecting shareholders interests and ensuring that the incentives of the shareholders and of management are aligned.

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Corporation’s business including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of the Corporation is authorized to act without Board approval, on all ordinary course matters relating to the Corporation’s business.

The Board also monitors the Corporation’s compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for selecting the President and appointment senior management and for monitoring their performance.

The Board considers that the following directors are “independent” in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the directors’ ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding: Brian E. Bayley, George K. C. Lim and Brian K. Levet. The Board considers that David M. Cole, the President and CEO of the Corporation and M. Stephen Enders, Chairman of the Corporation, are not independent because they are members of management, and that Michael D. Winn, a director of the Corporation, is not independent because of his ownership of Seabord and the payment of consulting fees to a company owned by him.

Other Directorships

Certain of the directors are presently a director of one or more other reporting issuers (public companies), as follows:

Director	Other Issuer
David M. Cole	N/A
Brian E. Bayley	American Vanadium Corp.
Bearing Resources Ltd.
Cypress Hills Resource Corp.
Esperanza Resources Corp.
Kirkland Lake Gold Inc.
Kramer Capital Corp.
NiMin Energy Corp.
Sprott Resource Lending Corp.
Torque Energy Inc.
TransAtlantic Petroleum Corp.
M. Stephen Enders	N/A
George K. C. Lim	Artha Resources Corporation
Michael D. Winn	Alexco Resource Corp. Denovo Capital Corp Inca Pacific Resources Inc. Iron Creek Capital Corp. Lara Exploration Ltd. Sprott Resource Corp. Transatlantic Petroleum Ltd. Reservoir Capital Corp.
Brian K. Levet	N/A

Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding their role as a member of the Board, its committees and its directors, and the nature and operation of the Corporation.

The first step is to assess a new director’s set of skills and professional background since each new director brings a different skill set and professional background. Once that assessment has been completed, the Board is able to determine what orientation to the nature and operations of the

Corporation’s business will be necessary and relevant to each new director

The second step is taken by one or more existing directors, who may be assisted by the Corporation’s management, to provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

The Corporation has prepared a Board Policy Manual that provides a comprehensive introduction to the Board and its committees.

The Board takes the following measures to provide continuing education for its directors to maintain the skill and knowledge necessary for them to meet their obligations as directors:

  the Board Policy Manual is reviewed on an annual basis and a revised copy will be given annually to each director; and

  there are technical presentations from time to time or as necessary at Board meetings, focusing on either a particular property or a summary of various properties. The ‘question and answer’ portions of these presentations are a valuable learning resource for the non-technical directors.

Ethical Business Conduct

To comply with its legal mandate, the Board seeks to foster a culture of ethical conduct by striving to ensure the Corporation carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board has adopted a written Code of Business Conduct and Ethics for its directors, officers, employees and consultants.

  has established a Whistleblower Policy which details complaint procedures for financial concerns.

  encourages management to consult with legal and financial advisors to ensure the Corporation is meeting those requirements.

  is cognizant of the Corporation’s timely disclosure obligations and reviews material disclosure documents such as financial statements and the Management’s Discussion & Analysis (MD&A) prior to distribution.

  relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Corporation’s external auditor.

  actively monitors the Corporation’s compliance with the Board’s directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments, to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

To identify new candidates for nomination for election as directors, the Board considers the advice and input of the Corporate Governance Committee, the members of which are listed under “Particulars of Matters to be Acted Upon – 4. Election of Directors” and which is composed entirely of independent directors, regarding:

  the appropriate size of the Board,

  the necessary competencies and skills of the Board as a whole and the competencies and skills of each director individually; and

  the identification and recommendation of new individuals qualified to become new Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve as directors.

Other Board Committees

In addition to the Audit Committee, described in the next section, the Board has established a Compensation Committee, and a Corporate Governance Committee.

Committees of the Board are composed of independent directors. See “Particulars of Matters to be Acted Upon - 4. Election of Directors” for the members of the committees. The functions of these committees are described below.

Compensation Committee: The Compensation Committee is responsible for the review of all compensation paid (including stock options granted under the Option Plan and Common Shares issued under the Stock Grant Program) by the Corporation to the Board, officers and employees of the Corporation and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation.

Corporate Governance Committee: The Corporate Governance Committee is responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Corporation and the Board and monitoring whether they comply with such procedures.

Assessments

The Corporate Governance Committee evaluates the effectiveness of the Board and its committees. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its Charter, the performance of the committee as a whole and will submit a Committee Annual Report to the Corporate Governance Committee, including recommendations. In addition, the Board will conduct an annual review of its performance.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian securities administrators (other than of British Columbia in which NI 52-110 is not applicable) requires the Audit Committee of the Board to meet certain requirements. It also requires the Corporation to disclose in this Circular certain information regarding the Audit Committee. That information is disclosed below.

Overview

The Audit Committee of the Board is principally responsible for recommending to the Board the external auditor to be nominated for election by the Corporation’s shareholders at each annual general meeting and negotiating the compensation of such external auditor.

  overseeing the work of the external auditor.

  reviewing the Corporation’s annual and interim financial statements, Management Discussion & Analysis (MD&A) and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Corporation.

  reviewing the Corporation’s financial reporting procedures and internal controls to ensure adequate procedures are in place for the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

The Audit Committee’s Charter

The Board has adopted a Charter for the Audit Committee which sets out the Committee’s mandate, organization, powers and responsibilities. The complete Charter is attached as a schedule to this Circular.

Composition of the Audit Committee

The Audit Committee consists of three directors. Unless it is a ‘Venture Issuer’ (an issuer the securities of which are not listed or quoted on any of the Toronto Stock Exchange, a market in the United States of America other than the over-the-counter market, or a market outside of Canada and the U.S.A.) as of the end of its last financial year, NI 52-110 requires each of the members of the Committee to be independent and financially literate. Since the Corporation is a ‘Venture Issuer’ (its securities are listed on the TSX Venture Exchange, but are not listed or quoted on any other exchange or market) it is exempt from this requirement. In addition, the Corporation’s governing corporate legislation requires the Corporation to have an Audit Committee composed of a minimum of three directors, a majority of whom are not officers or employees of the Corporation. The Audit Committee complies with these requirements.

The following table sets out the names of the members of the Audit Committee and whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Brian E. Bayley	Yes	Yes
Michael D. Winn	No	Yes
George K. C. Lim	Yes	Yes

(1)

To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Corporation. A material relationship is a relationship which could, in the view of the Board reasonably interfere with the exercise of a member’s independent judgment.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.	an understanding of the accounting principles used by the Corporation to prepare its financial statements;

2.	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.	an understanding of internal controls and procedures for financial reporting,

are as follows:

Name of Member	Education	Experience
Brian E. Bayley	B.A. (Hon) – 1977 University of Victoria Victoria, BC M.B.A. – 1979 Queen’s University Kingston, ON

Director and officer of numerous publicly traded companies (1986 – present), including Sprott Resource Lending Corp. (publicly traded natural resource lending company), and investor in numerous publicly traded companies during which time and as a result of such investments has reviewed and analyzed numerous financial statements.

Michael D. Winn	Graduate course work in accounting and finance BSc – Geology University of Southern California

Mr. Winn is currently President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1991. He is also a director and officer of several publicly traded companies. Mr. Winn has the business expertise to understand and evaluate financial statements, and the accounting principles applied to natural resource companies financial statements.

George K. C. Lim	Member of Institute of Chartered Accountants of B.C. – 1985 Member of Certified General Accountants of B.C. - 1985

CFO of various publicly traded companies and has worked in the mining industry since 1999. Prior to that was in public practice for 24 years. Also worked with Audit Committees and Boards of Directors on matters relating to audits for numerous years.

Complaints

The Audit Committee has established a “Whistleblower Policy” which outlines procedures for the confidential, anonymous submission by employees regarding the Corporation’s accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled “To be opened by the Chairman of the Audit Committee only.” Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Corporation will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The “Whistleblower Policy” is reviewed by the Audit Committee on an annual basis.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Exemptions in NI 52-110 regarding
De Minimis Non-audit Services or on a Regulatory Order Generally

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Corporation’s auditor from the requirement to be pre-approved by the audit committee if such services are less than 5% of the auditor’s annual fees charged to the Corporation, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the audit committee prior to the completion of that year’s audit) or an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B “Powers and Responsibilities – Performance & Completion by Auditor of its Work” of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1) ($)	Audit Related Fees (2) ($)	Tax Fees (3) ($)	All Other Fees (4) ($)
March 31, 2011	153,500	Nil	Nil	Nil

Financial Year Ending	Audit Fees (1) ($)	Audit Related Fees (2) ($)	Tax Fees (3) ($)	All Other Fees (4) ($)
March 31, 2010	66,040	Nil	Nil	8,382

(1)	The aggregate fees billed by the Corporation’s auditor for audit fees.
(2)

The aggregate fees billed for assurance and related services by the Corporation’s auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for professional services rendered by the Corporation’s auditor for tax compliance, tax advice, and tax planning. These services involved the preparation of the Corporation’s corporate tax returns.

(4)	The aggregate fees billed for professional services rendered by the Corporation’s auditor for the review of the GAAP note in the financial statements for the acquisition of Bronco Creek Exploration.

Reliance on Exemptions in NI 52-110 regarding
Audit Committee Composition & Reporting Obligations

Since the Corporation is a Venture Issuer, it relies on the exemption contained in section 6.1 of NI 52-110 from the requirements of Part 3 Composition of the Audit Committee (as described in ‘Composition of the Audit Committee’ above) and Part 5 Reporting Obligations of NI 52-110 (which requires certain prescribed disclosure about the Audit Committee in the Corporation’s Annual Information Form, if any, and this Circular).

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No individual who is or who at any time during the last financial year was a director or executive officer or employee of the Corporation, a proposed nominee for election as a director of the Corporation or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Corporation or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at the end of the Corporation’s last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all shareholders) granted by the Corporation under its equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of shares issuable upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans (2)
Equity compensation plans approved by shareholders	3,134,501	$1.85	1,961,662
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	3,134,501	$1.85	1,961,662

(1)	Assuming outstanding options, warrants and rights are fully vested.

(2)	Excluding the number of Common Shares issuable upon exercise of outstanding options, warrants and rights shown in the second column.

INTEREST OF CERTAIN PERSONS
AND COMPANIES IN MATTERS TO BE ACTED UPON

The Corporation is not aware of any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, of any director, nominee for election as a director, or executive officer, anyone who has held office as such since the beginning of the Corporation’s last financial year or any associate or affiliate of any of such person in any matter to be acted on at the Meeting (other than the election of directors) except for:

1.	the current and future directors and executive officers of the Corporation, inasmuch as, in the following year, they may be granted options to purchase Common Shares pursuant to the Option Plan;

2.	the issuance of up to 700,000 Common Shares to certain officers and directors of the Corporation as performance based bonuses.

ratification and approval of which will be sought at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein and the Corporation’s Management’s Discussion & Analysis for the last financial year, a copy of which is filed on SEDAR at www.sedar.com and which, upon request, the Corporation will promptly provide free of charge (see ‘Additional Information’ below), there are no material interests, direct or indirect, of current directors, executive officers, any persons nominated for election as directors, or any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares, or any know associates or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. Audit Report, Financial Statements & Management Discussion & Analysis

The Board has approved the financial statements of the Corporation, the auditor's report thereon, and the Management’s Discussion & Analysis for the year ended March 31, 2011, all of which will be tabled at the Meeting. No approval or other action needs to be taken at the Meeting in respect of these documents.

2. Appointment and Remuneration of Auditor

Davidson & Company LLP, Chartered Accountants, of Suite 1200, 609 Granville Street, Vancouver, British Columbia, is currently the Auditor of the Corporation. Unless otherwise directed, it is the intention of the Management Designees to vote the Proxies in favour of an ordinary resolution reappointing Davidson & Company LLP, as the Auditor and authorizing the Board to approve the compensation of the Auditor.

3. Set Number of Directors to be Elected

Shareholders of the Corporation will be asked to pass an ordinary resolution at the Meeting setting the number of directors to be elected.

At the Meeting, it will be proposed that six directors be elected to hold office until the next annual general meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution setting the number of directors to be elected at six.

4. Election of Directors

The Corporation currently has six directors and all of these directors are being nominated for re-election. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee's province or state and country of residence, principal occupation at the present and during the preceding five years (unless shown in a previous management information circular), the period during which the nominee has served as a director, and the number of Common Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date.

Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote for the election of the persons named in the following table to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of shareholders or until their successor is duly elected, unless their office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the corporate law to which the Corporation is subject.

Name and Province or State & Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation and Positions Held During the Past Five Years (unless previously disclosed)	Number of Common Shares (4)
David M. Cole Colorado United States of America	President and Director November 24 , 2003	President and CEO of the Corporation.	893,450
Brian E. Bayley (1) (2) (3) British Columbia Canada	Director May 13, 1996	Resource Lending Advisor to Sprott Resource Lending Corp. (formerly Quest Capital Corp.; publicly traded (TSX and NYSE-Amex) lending company to resource issuers); President of Ionic Management Corp. (private management company); Director and officer of public resource companies.	114,375
Michael D. Winn (1) (2) (3) California United States of America	Director November 24 , 2003	President of Terrasearch Inc. (private consulting company providing analysis of mining and energy companies). Director and officer of public resource companies.	441,742
George K. C. Lim (1) (2) (3) British Columbia Canada	Director August 28, 2008	Chief Financial Officer of Dundarave Resources Inc. (publicly traded (TSX-V) mineral exploration company).	Nil
M. Stephen Enders Colorado United States of America	Chairman May 7, 2010 Director May 19, 2009	Director of Renaissance Resource Partners (private company providing consulting services to resource companies).	80,000
Brian K. Levet Western Australia Australia	Director March 18, 2011	Retired, January 2011 to present, Various executive and management positions at Newmont Mining Corporation.	Nil

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance Committee.

(4)

Number of Common Shares beneficially owned directly or indirectly as at July 19, 2011. No director, together with the director’s associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Common Shares.

(5)

None of the proposed directors is to be elected under any arrangement or understanding between the proposed director and the Corporation or a third party (other than the directors and executive officers of the Corporation acting in that capacity).

Pursuant to the provisions of the Business Corporations Act (British Columbia) the Corporation is required to have an Audit Committee whose members are indicated above. The Corporation does not have an Executive Committee.

No proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued

(i)	while the proposed director was acting as a director, chief executive officer or chief financial officer of that company, or

(ii)	after the proposed director ceased to be a director, chief executive officer or chief financial officer of that company but resulted from an event that occurred while acting in such capacity;

(b)

is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that while acting in that capacity or within a year of ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d)	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e)	has been subject to, at any time, any penalties or sanctions imposed by

(i)	a court relating to securities legislation or a securities regulatory authority, or

(ii)	a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director,

1.	Brian E. Bayley was a director from June 15, 2001 to November 30, 2010 of American Natural Energy Corp. (TSX-V listed) which was issued cease trading orders by the:

(a)         British Columbia Securities Commission (“BCSC”), Autorité des marchés financiers de Québec (“AMF”) and Manitoba Securities Commission (“MSC”) in June 2003 for failing to file financial statements and pay filing fees. The orders were rescinded in August and September 2003 when it filed its financial statements and paid the filing fees; and

(b)         BCSC in July 2007, AMF in August 2007, Ontario Securities Commission (“OSC”) in August, 2007, Alberta Securities Commission (“ASC”) in November 2007 and MSC in March 2008 for failing to file financial statements and Management’s Discussion & Analysis. The orders were rescinded on October 29, 2008 when it filed the financial statements and Management’s Discussion & Analysis.

2.

Brian E. Bayley has been a director since December 14, 1999 of Esperanza Silver Corp. (TSX-V listed) which became aware in early 2003 that it was subject to outstanding cease trading orders issued by the ASC on September 17, 1998 and AMF on August 12, 1997 for the failure of previous management to file financial statements and pay filing fees. Esperanza’s new management filed the financial statements and paid the filing fees and the orders were rescinded on May 16, 2003 by the AMF and on August 1, 2003 by the ASC.

3.

Brian E. Bayley was a director from November 28, 2001 to June 17, 2008 of Etrion Corporation (TSX listed) and a director and officer from January 1997 to January 2005 of Quest Ventures Ltd. (private company) which companies became subject to an order issued on February 27, 2002 by the BCSC respecting a private placement of Etrion’s securities to Quest preventing the further use of certain exemptions under the Securities Act (British Columbia) until Etrion’s shareholders approved the placement. Such approval was obtained on May 23, 2002 and the BCSC reinstated the availability of the exemptions for both companies shortly thereafter.

5. Ratification of Stock Option Plan

The Board has established the Option Plan as described under ‘Statement of Executive Compensation – Description of Stock Option Plan’.

The policies of the TSX Venture Exchange require stock option plans which reserve for issuance up to 10% (instead of a fixed number) of a listed corporation’s shares be approved annually by its shareholders. That approval is being sought at the Meeting by way of an ordinary resolution. The persons named in the accompanying Proxy intend to vote in favour of this proposed resolution.

Following approval of the Option Plan by the shareholders, any options granted pursuant to the Option Plan will not require further shareholder or Exchange approval unless the exercise price is reduced or the expiry date is extended for an option held by an insider of the Corporation.

Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution approving the Option Plan.

6. Issuance of Bonus Shares

The Corporation intends to pay performance based discretionary bonuses through the issuance of Common Shares, subject to disinterested shareholder and regulatory approval, to certain officers and directors. The purposes of the bonuses are to reward these individuals for the Corporation’s extraordinary efforts and to provide them with a long term incentive to remain with the Corporation.

Following a recommendation by the Compensation Committee and approval by the Board, up to 700,000 Common Shares could be issued to certain officers and directors of the Corporation. While the Committee considered simply increasing the cash remuneration that could be paid to these individuals, it concluded that a share issuance would provide a significantly greater incentive than cash from the ownership, and the accompanying loyalty it creates when employees become shareholders. The Committee firmly believes that employees that are also shareholders are far more likely to work diligently and be more loyal to their employee than employees working for only a cash salary.

Pursuant to Exchange policy, no individual shall receive Common Shares totalling more than 1% of the Corporation’s issued and outstanding within a twelve (12) month period nor shall the aggregate number of Common Shares granted as bonus shares total more than 2% of the Corporation’s issued and outstanding within a twelve (12) month period.

Subject to approval by the Exchange, disinterested shareholder approval is being sought at the Meeting.

Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution approving the issuance of the bonus shares.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada by mail, telecopier (1-604-688-1157), telephone (1-604-688-6390) or e-mail (valerie@eurasianminerals.com) to request copies of the Corporation’s financial statements and MD&A.

Financial information for the Corporation’s most recently completed financial year is provided in its comparative financial statements and MD&A which are filed on SEDAR.

DATED this 20th day of July, 2011

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) VALERIE BARLOW
Corporate Secretary

CHARTER
FOR
THE AUDIT COMMITTEE
OF
THE BOARD OF DIRECTORS
OF
EURASIAN MINERALS INC.

I.          MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Eurasian Minerals Inc. (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.	The quality and integrity of the Company’s financial statements and other financial information;

2.	The compliance of such statements and information with legal and regulatory requirements;

3.	The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

4.	The performance of the Company’s internal accounting procedures and Auditor.

II.         STRUCTURE AND OPERATIONS

A.         Composition

The Committee shall be comprised of three members of which a majority shall not be officers or employees of the Company or of an affiliate of the Company and must otherwise be ‘independent’. To be considered independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgement.

B.         Qualifications

Each member of the Committee must be a member of the Board.

i

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

C.         Appointment and Removal

In accordance with the Articles of the Company, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.         Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for, and chair all meetings of, the Committee.

E.         Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.         Meetings

The Committee shall meet at least once in each fiscal year, or as often as is necessary to fulfil its duties respecting the Company’s quarterly and annual financial statements. The Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with, and to discharge its duties under, Section III of this Charter. For the three, six and nine month financial statements only, the Committee may discharge its duties by each member signing resolutions in writing rather than meeting in person or be conference telephone.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of its members.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III.        DUTIES

A.         Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board.

B.         Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1) .

Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

1) .	Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

2) .	Require the Auditor to report directly to the Committee.

3) .	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

4) .

Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

5) .	Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-election by the Company’s shareholders of the existing, Auditor.

6) .	Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor unless such non-audit services:

(a)

which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the non-audit services are provided;

(b)	were not recognized by the Company at the time of the engagement to be non- audit services; and

(c)

are promptly brought to the attention of the Committee by the Company’s management and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Preparation of Financial Statements

7) .

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

8) .

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

9) .	Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

10) .

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

12) .	Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

a)	The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor or management.

b)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

13) .

Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A) and press releases respecting earnings before the Board approves and the Company publicly discloses this information.

14) .

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

15) .

Review any disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Manner of Carrying Out its Mandate

16) .

Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

17) .	Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

v

18) .	Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other consultants to advise the Committee advisors.

19) .	Meet separately, to the extent it deems necessary or appropriate, with management and the Auditor.

20) .	Make periodic reports to the Board as is necessary or required.

21) .	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

22) .	Annually review the Committee’s own performance.

23) .	Provide an open avenue of communication between the Auditor and the Board.

24) .

Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, non-audit services to be provided by the Auditor.

C.         Whistleblower Policy

The Committee shall establish and annually review the procedures for the receipt, retention and treatment of confidential, anonymous submissions and complaints by employees of the Company and all other corporations, trusts, partnerships or other entities which may be established by the Company regarding questionable accounting or auditing matters of the Company.

D.         Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

Approved by the Board of Directors: July 19, 2011